Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

VIA EDGAR

January 3, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Stephany Yang

Re:	Ispire Technology Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 29, 2022 CIK No. 0001948455

Ladies and Gentlemen:

Ispire Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 13, 2022, regarding Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on November 29, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

The Company is not including the financial statements for September 30, 2022 and the three months then ended in this amendment to the Draft Registration Statement. The Company reasonably believes that these financial statements will not be required to be included in the prospectus at the time of the proposed offering, and that the financial statements at December 31, 2022 and for the six months then ended will be included in the registration statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 29, 2022

General

1.	We note your response to prior comment one. Please further address the following:

●	We reissue our comment in part. Please provide us with an analysis of whether you have the majority of your operations in China, including Hong Kong. In support of your analysis, (i) provide comparative information, including quantification of relevant financial measures such as revenues and assets, (ii) tell us where your business operations, management, and employees are located, and (iii) indicate whether you or any of your subsidiaries have entered into any variable interest entity (VIE) arrangements or similar agreements.

●	We note your disclosure on page 6 that, “The majority of our operations are not in mainland China, and we do not believe we are subject to the PRC laws and regulations applicable to those companies established in mainland China as of the date of this prospectus, based on advice from Han Kun Law Offices.” Please revise to indicate whether the majority of your operations are in mainland China and Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks of being a China-based company.

●	Revise your definition of “PRC” and “China” to include Hong Kong or, alternatively, revise your risk factors and other disclosure to address Hong Kong with the same degree of comprehensiveness as you describe China.

●	Add a risk factor describing the risks relating to your Hong Kong operations that are referenced on page 6.

●	File the consent of Han Kun Law Offices as an exhibit to your registration statement.

Response: The following is our response to the five bullet points.

●	The draft registration statement was amended in the Prospectus Summary under the subhead “Matters Relating to PRC Laws” on page 6 and under “Business – Matters Relating to PRC Laws” on page 51 to state that we do not have any operations in mainland China and to discuss the various metrics on which we believe that we are not subject to the PRC Laws.

●	The disclosure related in the sections referred to in the prior bullet point also respond to the Staff’s comments on the second bullet point.

●	In the Prospectus Summary, under the subhead “Matters Relating to PRC Laws” on page 6, we state that in the prospectus, “China” or the “PRC” refers to the People’s Republic of China; mainland China refers to the PRC, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region, and PRC Laws refer to the laws, rules, regulations, statutes, notices, circulars and court judicial interpretation or the like of mainland China, and we have used those terms throughout the prospectus.

●	We added a risk factor “Risk Factors – Risks Related to Our Business and Industry – Although we believe that our business is not subject to PRC Laws, our business could be materially impaired if it is determined that our business is subject to PRC Laws.” on page 26.

●	The consent of Han Hun Law Offices is listed in the list of exhibits and will be filed by amendment.

2.	We note your response to prior comment 17 that your ability to make certain payments is subject to the PRC’s COVID policy. Please reconcile this with your disclosure on pages 6 and 51that you do not believe you are subject to the PRC laws and regulations applicable to companies established in mainland China. If you or your subsidiaries are indirectly subject to PRC regulation, for instance because your authorized representatives are located within China, clearly disclose this along with related consequences, such as an inability to make payments and/or take other corporate actions. Revise risk factor disclosure regarding the PRC’s COVID policy on page 18 to reflect material related risks.

Response: We disclose that the reason we were not able to make the payments is that the CEO, who lives in mainland China and the bank is in Hong Kong. He must travel to Hong Kong to go to the bank and would have to quarantine when he returns to mainland China, the same as any person who enters mainland China. We include disclosure in the risk factor “Risk Factors – Risks Related to Our Business and Industry – Outbreaks of communicable diseases, natural disasters or other events have materially and adversely affected, and in the future, may materially and adversely affect our business, results of operations and financial condition.” on page 18 and in the MDA under the subcaption “Effects of COVID-19 Pandemic” on page 39 that although we do not have any operations or assets in mainland China, to the extent that any of our key personnel or any key personnel of Shenzhen Yi Jia or any of our or its suppliers are subject to quarantine on entering mainland China, our business may be impacted.

3.	We note the following references: “Due to the reliance on our business relationship with Shenzhen Yi Jia any termination or suspension of our cooperation terms, or any deterioration of cooperative relationships with Shenzhen Yi Jia” (page 15) and “[T]hese related parties may breach or refuse to renew the existing cooperation arrangements with us” (page 17). Please describe these cooperative terms, relationships, and/or arrangements in the related party transactions section and elsewhere as appropriate. Additionally, file these as exhibits to your registration statement, or advise why this is not required pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We have included under “Certain Relationships and Related Party Transactions” a description of the supply agreements, which will be filed as exhibits.

Cover Page

4.	Your response to prior comment 6 appears to indicate that the selling stockholders do not intend to offer or sell their shares until such time as the securities are quoted on Nasdaq. However, it does not appear that you are eligible to conduct a delayed offering under Rule 415 of the Securities Act. Accordingly, please revise your disclosure in accordance with our original comment or remove the references to a secondary offering from this registration statement.

Response: We have included language on the cover page and elsewhere in the prospectus to state that the selling stockholders may sell their shares at the initial public offering price of the underwritten offering until such time as our common stock is listed on the Nasdaq Capital Market, at which time they may sell such shares from time to time at prevailing market prices or at negotiated prices. If, as we expect, the common stock will have been approved for trading on Nasdaq on the effective date of the registration statement, we believe that we can then delete the language “may sell their shares at the initial public offering price of the underwritten offering until such time as our common stock is listed on the Nasdaq Capital Market” since the shares will then be listed on Nasdaq.

Prospectus Summary

The Offering, page 8

5.	We note your response to prior comment 5 and reissue our comment in part. Please revise your summary disclosure to clearly describe the offering by selling stockholders. Additionally revise disclosure throughout the combined prospectus as appropriate to reflect both offerings. For example, and without limitation, disclose within the use of proceeds section that you will not receive any proceeds from the sale of shares by selling stockholders.

Response: We have revised the prospectus to disclose, on the cover page, in the prospectus summary, where we include separate headings for the Underwritten Offering and Offering by Selling Stockholders, in the Use of Proceeds section and in the Underwriting section to make it clear that the offering by the Selling Stockholders is separate from the underwritten offering, and that the Company does not receive any proceeds from the sale by the Selling Stockholders of their shares.

Risk Factors, page 12

6.	We note your revisions in response to prior comments 12-14. Please additionally address the following:

●	Disclose the potential consequences of your concentrated voting power (for example, limiting investors’ ability to influence corporate matters and discouraging potential change of control transactions) and effects thereof.

●	We note disclosure on page 13 that Mr. Liu owns 95% of your sole supplier, Shenzhen Yi Jia. Disclose any management positions that Mr. Liu and Ms. Zhu hold in Shenzhen Yia Jia.

●	Further describe the conflicts of interest with respect to Shenzhen Yia Jia, including (i) whether the prices and other terms on which you buy products from Shenzhen Yi Jia are as favorable as those available from third-party suppliers (noting disclosure on page 13 that Mr. Liu largely determines these prices and other terms), (ii) how Shenzhen Yi Jia allocates products and/or services between you and other customers (noting disclosure on page 15 that failure by Shenzhen Yi Jia to provide you satisfactory products and/or services in a timely manner is likely to have a material adverse effect), and (iii) whether common control would affect your ability to pursue potential claims against Shenzhen Yia Jia (noting disclosure regarding legal recourse on pages 16-17).

●	Disclose whether you currently have or expect to implement a policy and/or measures to address potential conflicts of interest between Mr. Liu and the Company, and describe the material risks to you and investors if disputes arise regarding conflicts of interest.

Response: The following is our response to the four bullet points.

●	We have expanded the risk factor “Risk Factors – Risks Related to Our Business and Industry – Because Tuanfang Liu, our chief executive officer, who is also director, and his wife, Jiangyan Zhu, who is also a director, beneficially own 71.5% of our common stock and will own % of our common stock upon completion of this offering ( % if the underwriters’ over-allotment is exercised in full), and Mr. Liu owns 95% of the equity our sole supplier, Mr. Liu has a conflict of interest.” on page 13 to discuss both the fact that, (i) because of the voting power of Mr. Liu and Ms. Zhu, investors will have little, if any, power to influence our business or to approve any action submitted to stockholders for their approval and their stock position, by itself, may serve as a deterrent to any person seeking to obtain control of us or to enter into any business relationship which might be beneficial to the minority stockholders, (ii) because of Mr. Liu’s position as our chief executive officer and 95% owner of Shenzhen, he has significant input in the manufacture of our products and our cost as well as the decision to pursue any remedies we may have against Shenzhen Yi Jia.

●	We disclose that Mr. Liu is chairman and Ms. Zhu is vice president of finance of Shenzhen Yi Jia.

●	We have expanded the risk factor “Risk Factors – Risks Related to Our Business and Industry – Because Tuanfang Liu, our chief executive officer, who is also director, and his wife, Jiangyan Zhu, who is also a director, beneficially own 71.5% of our common stock and will own % of our common stock upon completion of this offering ( % if the underwriters’ over-allotment is exercised in full), and Mr. Liu owns 95% of the equity our sole supplier, Mr. Liu has a conflict of interest.” to expand and address the issued raised by the staff in the third bullet point.

●	We have included under “Management – Committees of the Board of Directors” on page 67 the role of the audit committee in reviewing related party transactions. We have included a cross reference to this disclosure under “Certain Relationships and Related Party Transactions.” We also include disclosure in the section “Certain Relationships and Related Party Transactions” on page 72 that pursuant to the supply agreement, the purchase price of products is to be based on purchase prices or a purchase price structure acceptable to the audit committee.

7.	We note that your responses to comments 16 and 19 refer to your plans to establish manufacturing operations in Vietnam and in California. Please include risk factor disclosure to address the uncertainties and risks associated with these plans.

Response: We added a risk factor, “Risk Factors – Risks Related to Our Business and Industry – Although we intend to use a significant portion of the proceeds of this offering to establish manufacturing operations in Vietnam and California, we have no experience in designing or operating a manufacturing facility and we cannot assure you that we will be successful in our efforts” on page 15 to discuss the risks involved with opening manufacturing facilities in Vietnam and in California.”

8.	Your revision in response to prior comment 26 indicates that “The balances will be fully paid prior to the date of this prospectus.” Please revise to disclose the date on which these balances are fully paid.”

Response: We included disclosure that the balances were paid on November 28, 2022.

Exhibits

9.	We note your response to prior comment 15, and reissue our comment in part. Please file the standard form agreement with your largest distributor as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, provide your analysis of why the requirement to file “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products,” does not apply in light of your disclosure regarding this distributor on page 20.

Response: The agreement is filed as Exhibit 10.10.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tuanfang Liu
Tuanfang Liu, Chief Executive Officer

cc:	Richard I. Anslow, Esq. Asher S. Levitsky PC
Ellenoff Grossman & Schole LLP

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